Exhibit 99.1

Company announcement — No.18/ 2018

Zealand Pharma major shareholder announcement: Van Herk Investments

Copenhagen, July 11, 2018 — Zealand Pharma announces that it today has received the following major shareholder notification:

As at 10 July 2018 Van Herk Investments B.V. (Dutch registration no. 59055057) holds nominally DKK 1,962,535 shares (each share carrying one vote) in Zealand Pharma A/S, corresponding to 6.38% of the total share capital and total voting rights Zealand Pharma A/S.

Van Herk Investments B.V. is 100% owned by, Van Herk Private Equity Investments B.V. (Dutch registration no. 58894543, which is ultimately owned and controlled by Mr. Adrianus van Herk.

Van Herk Management Services B.V. (Dutch registration no. 24377325) controls and exercises the voting rights on behalf of Van Herk Investments B.V., and accordingly, Van Herk Management Services B.V controls and exercises the voting rights on nominally DKK 1,962,535 shares (each share carrying one vote), corresponding to 6.38% of the total share capital and total voting rights in Zealand Pharma A/S.

Van Herk Management Services B.V., is controlled by OGBB A. van Herk B.V. (Dutch registration no. 24160906), which is controlled by A. van Herk Holding B.V. (Dutch registration no. 24160780), which is ultimately controlled by Mr. Adrianus van Herk.

Van Herk Investments, based in the Netherlands, has a long track-record of investing in the life sciences sector through direct investments in private and listed companies and in venture capital funds.  Major public investments include Galapagos (Belgium), BioInvent (Sweden) and previously Ablynx (Belgium) and Crucell (Netherlands).

“As a longstanding investor in life sciences companies we are impressed by the progress that Zealand Pharma has been making in gastrointestinal, metabolic and other specialty diseases and by the strong track record in drug development and the pipeline in unmet clinical needs”, says Dharminder Chahal of Van Herk Investments. “We believe the company will create a lot of value in the coming years for both patients and shareholders”.

For further information, please contact:

Mats Blom, Executive Vice President and Chief Financial Officer

Tel.: +45 31 53 79 73, e-mail: mabl@zealandpharma.com

About Zealand Pharma A/S

Zealand Pharma A/S (Nasdaq Copenhagen and New York: ZEAL) (“Zealand”) is a biotechnology company focused on the discovery, design and development of innovative peptide-based medicines. Zealand has a late stage clinical portfolio of proprietary product candidates focusing on specialty gastrointestinal and metabolic diseases. In addition, it has two marketed products, commercialized by Sanofi, and two product candidates under license collaboration with Boehringer Ingelheim.

Zealand is based in Copenhagen (Glostrup), Denmark. For further information about the Company’s business and activities, please visit www.zealandpharma.com or follow Zealand on LinkedIn or Twitter @ZealandPharma.